UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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          FORM 15/A

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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          Commission File Number:  000-09283


        APERTURE HEALTH, INC.
(Exact name of registrant specified in its charter)

        42583 North Coyote Road
        Queens Creek, AZ 85140
        (602) 421-4464
      (Address, including zip code, and telephone number, including area code of, registrants principal executive offices)

       Common Stock, $0.001
   (Title and class of securities covered by this Form)

        None
   (Title and classes of all other securities for which a duty to file reports under 13(a) or 15 (d) remains.

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

     Rule 12g-4(a)(1)                   [ x]
     Rule 12g-4(a)(2)                   [  ]
     Rule 12h-3(b)(1)(i)                [  ]
     Rule 12h-3(b)(1)(ii)               [  ]
     Rule 15d-6                         [  ]

Approximate number of shareholders of record as of the certification or notice date: 700

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Pursuant to the requirements of the Securities and Exchange Act of 1934,Aperture
Health, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 2, 2014                      By:  /s/ James Henning
                                               --------------------
                                                  James Hennig
                                                  President, CEO

Instruction:This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which will be manually signed. It may be signed by an officer of the registrant, by counsel or any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.